Exhibit 4.8

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes some of the terms of the Second Amended and Restated Certificate of Incorporation (the “Charter”) and the Second Amended and Restated Bylaws (the “Bylaws”) of NRx Pharmaceuticals, Inc. (“we,” “us” or the “Company”) and of the Delaware General Corporation Law (“DGCL”). This description is summarized from, and qualified in its entirety by reference to, our Charter and Bylaws, each of which has been publicly filed with the U.S. Securities and Exchange Commission, as well as the relevant provisions of the DGCL.

Capital Stock

Our authorized capital stock consists of 500,000,000 shares of Common Stock, par value $0.001 per share, and 50,000,000 shares of preferred stock, par value $0.001 per share. As of March 25, 2024, there were 95,699,780 shares of Common Stock and no shares of preferred stock issued and outstanding. Unless our Board determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Holders of shares of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The holders of Common Stock do not have cumulative voting rights in the election of directors.

In the event of our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to any future holders of preferred stock having liquidation preferences, if any, the holders of Common Stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of Common Stock do not have preemptive, subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to the Common Stock. The rights, powers, preferences and privileges of holders of the Common Stock are subject to those of the holders of any shares of preferred stock that the Board may authorize and issue in the future.

Preferred Stock

Under the terms of the Charter, our Board is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our Board has the discretion to determine the rights, powers, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our Board to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of the outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of Common Stock by restricting dividends on the Common Stock, diluting the voting power of the Common Stock or subordinating the liquidation rights of the Common Stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of the Common Stock.

Dividends

Declaration and payment of any dividend is subject to the discretion of our Board. The time and amount of dividends is dependent upon, among other things, our business prospects, results of operations, financial condition, cash requirements and availability, debt repayment obligations, capital expenditure needs, contractual restrictions, covenants in the agreements governing current and future indebtedness, industry trends, the provisions of Delaware law affecting the payment of dividends and distributions to stockholders and any other factors or considerations our Board may regard as relevant.

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business, and therefore do not anticipate declaring or paying any cash dividends on Common Stock in the foreseeable future.

Anti-Takeover Provisions

The Charter and Bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids.

These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board, which may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our Board the power to discourage acquisitions that some stockholders may favor.

Authorized but Unissued Shares

The authorized but unissued shares of Common Stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of Nasdaq. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Classified Board of Directors

Our Charter provides that our Board is divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with each director serving a three-year term. As a result, approximately one-third of our Board will be elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our Board.

Stockholder Action; Special Meetings of Stockholders

Our Charter provides that, unless Jonathan Javitt and Daniel Javitt own at least a majority of the shares of the Common Stock, stockholders may not take action by written consent, but may only take action at annual or special meetings of stockholders. As a result, a holder controlling a majority of capital stock would not be able to amend the Bylaws or remove directors without holding a meeting of stockholders called in accordance with the Bylaws. Further, our Charter provides that only the chairperson of our Board, a majority of our Board, our Chief Executive Officer or our President may call special meetings of stockholders, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of stockholders to force consideration of a proposal or for stockholders controlling a majority of capital stock to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

In addition, our Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting or special meeting of stockholders. Generally, in order for any matter to be “properly brought” before a meeting, the matter must be (a) specified in a notice of meeting given by or at the direction of our Board, (b) if not specified in a notice of meeting, otherwise brought before the meeting by our Board or the chairperson of the meeting, or (c) otherwise properly brought before the meeting by a stockholder present in person who (i) was a stockholder both at the time of giving the notice and at the time of the meeting, (ii) is entitled to vote at the meeting, and (iii) has complied with the advance notice procedures specified in our Bylaws or properly made such proposal in accordance with Rule 14a-8 under the Exchange Act and the rules and regulations thereunder, which proposal has been included in the proxy statement for the annual meeting. Further, for business to be properly brought before an annual meeting by a stockholder, the stockholder must (a) provide Timely Notice in writing and in proper form to the secretary and (b) provide any updates or supplements to such notice at the times and in the forms required by our Bylaws. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, our principal executive offices not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered, or mailed and received, not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made (such notice within such time periods, “Timely Notice”).

Stockholders at an annual meeting or special meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our Board or by a qualified stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of the outstanding voting securities until the next stockholder meeting.

Amendment of Charter or Bylaws

Our Bylaws may be amended or repealed by a majority vote of our Board or by the holders of at least sixty-six and two-thirds percent (662∕3%) of the voting power of all of the then-outstanding shares entitled to vote generally in the election of directors, voting together as a single class. The affirmative vote of a majority of our Board and at least sixty-six and two-thirds percent (662∕3%) in voting power of the outstanding shares entitled to vote would be required to amend certain provisions of our Charter.

Limitations on Liability and Indemnification of Officers and Directors

Our Charter and Bylaws provide indemnification and advancement of expenses for our directors and officers to the fullest extent permitted by the DGCL, subject to certain limited exceptions. We have entered into indemnification agreements with each of our directors and officers. In some cases, the provisions of those indemnification agreements may be broader than the specific indemnification provisions contained under Delaware law. In addition, as permitted by Delaware law, our Charter and Bylaws include provisions that eliminate the personal liability of directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director. These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders have appraisal rights in connection with a merger or consolidation of our company. Pursuant to Section 262 of the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in its favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of the our shares at the time of the transaction to which the action relates.

Forum Selection

Our Charter and Bylaws provide that unless we consent in writing to the selection of an alternative forum, the (a) Chancery Court of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action brought by a stockholder on our behalf, (ii) any action, suit or proceeding asserting a claim of breach of fiduciary duty owed by any of our directors, officers, stockholders to us or to our stockholders, (iii) any action, suit or proceeding asserting a claim arising pursuant to the DGCL, the Charter or the Bylaws, or (iv) any action, suit or proceeding asserting a claim governed by the internal affairs doctrine; and (b)

subject to the foregoing, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Notwithstanding the foregoing, such forum selection provisions shall not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find the choice of forum provision contained in the Charter to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition.

Additionally, Section 22 of the Securities Act of 1933, as amended (the “Securities Act”) creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As noted above, the Charter and the Bylaws will provide that the federal district courts of the United States of America shall have jurisdiction over any action arising under the Securities Act. Accordingly, there is uncertainty as to whether a court would enforce such provision. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock is Continental Stock Transfer & Trust Company, One State Street Plaza, New York, New York 10004.

Trading Symbol and Market

Our Common Stock is listed on Nasdaq under the symbol “NRXP” and certain of our warrants are listed on Nasdaq under the symbol “NRXPW”.